UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

*Amendment No. 2

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Robert J. Dzielak Expedia Asia Pacific – Alpha Limited c/o Expedia, Inc. 333 108th Avenue, N.E. Bellevue, Washington 98004 Telephone: (425) 679-3644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Ante Vucic, Esq.

Wachtell, Lipton, Rosen and Katz

51 W. 52nd Street

New York, NY 10019

Telephone: (212) 403-1370

November 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Expedia Asia Pacific – Alpha Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) No I.R.S. Identification Number
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 15,378,857 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 15,378,857 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,378,857 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS: Expedia, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 91-1996083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 15,378,857 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 15,378,857 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,378,857 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Expedia, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-2705720
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 15,378,857 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 15,378,857 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,378,857 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Barry Diller I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 15,378,857 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 15,378,857 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,378,857 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Note

This Amendment No. 2 amends and supplements the Statement of Beneficial Ownership on Schedule 13D, as previously amended (the “Statement”), by (i) Expedia Asia Pacific – Alpha Limited, an exempted limited liability company organized under the laws of the Cayman Islands (“Expedia Asia”); (ii) Expedia, Inc., a Washington corporation (“Expedia Washington”); (iii) Expedia, Inc., a Delaware corporation (“Expedia Delaware”) (collectively, “Expedia”); and (iv) Mr. Barry Diller, a citizen of the United States of America (“Diller”) (each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) of eLong, Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”), including Ordinary Shares represented by the American Depositary Shares of the Issuer (the “ADSs”), each representing two Ordinary Shares. Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Statement and any amendments thereto.

ITEM 2.	Identity and Background

Item 2 is amended to add the following information:

Annex A attached hereto is incorporated herein by reference and amends and restates Annex A of the Statement in its entirety.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following information:

On November 17, 2011, Expedia Asia entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Renren Inc., pursuant to which Expedia Asia acquired 6,294,768 Ordinary Shares (represented by 3,147,384 ADSs) in exchange for an aggregate of $72,389,832 in cash, or approximately $11.50 per Ordinary Share. The source of funds used by Expedia Asia in making the purchase of the Ordinary Shares was cash on hand.

On November 17, 2011, Expedia Asia delivered notice to the Company indicating its exercise of options to purchase 131,250 Ordinary Shares at an exercise price of $5.25 per Ordinary Share. The purchase of such shares is expected to be consummated within the next 30 days.

ITEM 4.	Purpose of Transaction

Item 4 is amended to add the following information:

The Ordinary Shares reported herein were acquired for the purpose of increasing the investment of Expedia in its subsidiary.

ITEM 5.	Interest in Securities of the Issuer

Item 5 is amended to add the following information:

As a result of the matters described in this Statement, it is possible that the Reporting Persons may collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, and as a result it is possible each Reporting Person may be deemed to beneficially own all shares of Ordinary Shares beneficially owned by each other Reporting Person. As of the date of this Statement, Expedia Asia beneficially owned 15,378,857 Ordinary Shares in the aggregate, consisting of 15,378,857 Ordinary Shares owned of record (which include 8,460,780 Ordinary Shares represented by 4,230,390 ADSs and 6,918,077 Ordinary Shares) (the “Subject Shares”). The Subject Shares represent approximately 44.0% of the issued and outstanding Ordinary Shares of the Issuer (based on 34,916,896 Ordinary Shares outstanding as of October 31, 2011, as disclosed to Expedia Asia by the Issuer). Each of the Reporting Persons hereby disclaims beneficial ownership of Ordinary Shares that may be deemed beneficially owned by any other Reporting Person. In addition, Expedia Asia is the record holder of an option to purchase 4,286 Ordinary Shares, of which none are currently exercisable or exercisable within the next 60 days.

In addition to its ownership of the Ordinary Shares, Expedia Asia is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of the Issuer, each of which is entitled to 15 votes (the “High Vote Ordinary Shares”). Each Ordinary Share of the Issuer is entitled to one vote. The High Vote Ordinary Shares and the Ordinary Shares generally vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, including the election of the members of the Issuer’s board of directors. As a result, the 28,550,704 High-Vote Ordinary Shares plus the Subject Shares represent approximately 82.3% of the voting power of all issued and outstanding shares of capital stock of the Issuer. The High-Vote Ordinary Shares are not reportable on this Statement pursuant to Sections 13(d) and (g) under the Act.

Other than as described in Item 3 above, no transactions in the Ordinary Shares were effected by the Reporting Persons during the preceding 60 days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following information:

The information disclosed in Item 3 above is incorporated herein by reference.

The description of the Stock Purchase Agreement is a summary and is qualified in its entirety by the terms of such agreements, copies of which are filed herewith as Exhibit 9 to this Statement, and which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated May 28, 2010 among the Reporting Persons

2	Stock Purchase Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited

3	Securities Pledge Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited

4	Securities Escrow Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang, Expedia Asia Pacific – Alpha Limited and CSC Trust Company of Delaware

5	Stock Purchase Agreement dated as of May 28, 2010, among Sandgrain Securities Inc., Lawrence Auriana and Expedia Asia Pacific – Alpha Limited

6	Stock Purchase Agreement dated as of May 28, 2010, among Ira S. Nordlicht, Helen S. Scott and Expedia Asia Pacific – Alpha Limited

7	Share Purchase Agreement dated as of May 16, 2011 between eLong, Inc. and Expedia Asia Pacific – Alpha Limited.

8	Investor Rights Agreement dated as of May 16, 2011 among eLong, Inc., TCH Sapphire Limited and Expedia Asia Pacific – Alpha Limited.

9*	Stock Purchase Agreement dated as of November 17, 2011 by and between Renren Inc. and Expedia Asia Pacific – Alpha Limited.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 18, 2011

EXPEDIA ASIA PACIFIC – ALPHA LIMITED

By:	/s/ Mark D. Okerstrom
	Name:	Mark D. Okerstrom
	Title:	Director

EXPEDIA, INC. (WASHINGTON)

By:	/s/ Mark D. Okerstrom
	Name:	Mark D. Okerstrom
	Title:	Executive Vice President and Chief Financial Officer

EXPEDIA, INC. (DELAWARE)

By:	/s/ Mark D. Okerstrom
	Name:	Mark D. Okerstrom
	Title:	Executive Vice President, Chief Financial Officer and Secretary

/s/ Barry Diller
BARRY DILLER

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o Expedia, Inc., 333 108th Avenue, N.E., Bellevue, Washington 98004. Each of the following individuals is a citizen of the United States of America, other than Mr. Tazón, who is a citizen of Spain.

Expedia Delaware

Directors: Barry Diller (Chairman), Dara Khosrowshahi, Victor A. Kaufman, A. George “Skip” Battle, Jonathan L. Dolgen, William R. Fitzgerald, Craig A. Jacobson, Peter M. Kern, John C. Malone and José A. Tazón.

Executive Officers: Barry Diller (Senior Executive), Dara Khosrowshahi (President and Chief Executive Officer), Victor A. Kaufman (Vice Chairman), Mark D. Okerstrom (Executive Vice President, Chief Financial Officer and Secretary), Dhiren R. Fonseca (Co-President, Partner Services Group), Gary M. Fritz (Co-President, Partner Services Group), and Lance A. Soliday (Vice President, Chief Accounting Officer and Controller).

Expedia Washington

Directors: Dara Khosrowshahi and Mark D. Okerstrom.

Executive Officers: Dara Khosrowshahi (President and Chief Executive Officer), Mark D. Okerstrom (Executive Vice President and Chief Financial Officer), Dhiren R. Fonseca (Co-President, Partner Services Group), Gary M. Fritz (Co-President, Partner Services Group), Robert J. Dzielak (Senior Vice President, Associate General Counsel and Secretary) and Lance A. Soliday (Vice President, Chief Accounting Officer).

Expedia Asia

Directors: Robert J. Dzielak, Frances J. Erskine, Stuart S. Haas and Mark D. Okerstrom.